December 21, 2006	Reference: LME/DEC/C-06:081

Larry Spirgel, Esq.

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	LM Ericsson

Form 20-F for the fiscal year ended December 31, 2005

Filed May 18, 2006

File Number 0-12033

Dear Mr. Spirgel:

On behalf of LM Ericsson (“Ericsson”), we hereby provide the following responses to the comments contained in the comment letter of the staff of the commission (the “Staff”) to Ericsson, dated November 17, 2006, relating to the 20-F of Ericsson for the fiscal year ended December 31, 2005. For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

Form 20-F for the fiscal year ended December 31, 2005

Sales, page 29

1. Please tell us the nature of frame agreements and their impact on the timing and measurement of revenues and operating income attributed to each of mobile network, services fixed networks and other operations.

Frame agreements in segment Systems

Frame agreements are used in our Systems segment when selling products and services to be used in telecommunication networks. Frame agreements normally cover a 1-3 year time period and include general terms and conditions of sales, as well as item prices for offered products and services. They are entered into in order to facilitate the ordering of products and services, which in our industry is rather extensive between us and our customers, operators of large telecommunications networks. Individual purchase orders within frame agreements need then not to be negotiated regarding terms and conditions and prices, but can be made as “call off” transactions, where specific quantities of products and services items are ordered. Such purchase orders may be classified as multiple elements contracts or service orders or single element orders.

Revenue and related cost is recognized upon delivery and risk transfer to customer per Unit of Accounting (UoA), unless the level of uncertainty requires that revenue recognition is deferred until the uncertainty is resolved, as prescribed in IAS 18 Revenue. For contracts where billing per UoA significantly differs from stand-alone prices, reallocation is made between the related UoA so that revenue per UoA is based on fair value. Sometimes, frame agreements also include volume rebates or other incentives. In such cases, the financial effect is analyzed and considered in the accounting of each individual purchase order, e.g. estimated volume rebates are provided for as a reduction of revenues.

Before recognizing revenue under a frame agreement, a number of conditions in addition to delivery have to be met: a formal specified purchase order must be received, signed by the customer and acknowledged by Ericsson, including: itemized description of products and services ordered; their respective prices; agreed delivery dates and any acceptance criteria or other delivery conditions.

Frame Agreements in Other Operations

Frame agreements are also used in some parts of Other Operations in a similar way as described above for Systems.

Margins and operating expenses, page 30

2. Please tell us and disclose how a product mix that has a higher proportion of service sales lowered your gross margins. Additionally, please identify the significant components of selling general and administrative expenses that were subject to tight cost controls.

Our systems sales consist of three basic components i.e. hardware, software and services that are combined in various proportions depending on the nature of the contract. In general, software has a higher and services a lower gross margin percentage than the group average, with the hardware gross margin percentage being closest to the average. During 2005, the services component of our sales increased more than the hardware and software components, and as a consequence the group average gross margin percentage was reduced.

Regarding selling, general and administrative expenses (SG&A), the primary cost component is employee related costs. We have actively carried out cost savings programs within several areas, such as creating scale advantages through the establishment of several shared financial service centers for accounting in a number of regions, reducing the number of market units, which serve as management-, resource- and competence centers for the sales organizations in a number of supported countries. We have also reduced the number of employees in support functions through improved utilization of IT applications. By focusing on operational excellence (i.e. process efficiency), we have been able to grow sales without having to increase SG&A headcount and costs at a corresponding rate.

3. Please refer to your disclosure on page 31. Tell us what you mean by a “strong sales growth… involving significant network rollouts with long project intervals in markets with slower payment patterns”. Also, tell us your revenue recognition policy for these projects.

System sales in emerging markets grew significantly faster than sales in developed markets. Projects in emerging markets are typically initial network builds, while sales in developed markets are more typically capacity increases or upgrades with additional functionality of existing networks. Building a new network takes at least several quarters, while adding capacity or functionality to an existing network takes a few weeks to a few months. In addition, the larger share of initial network build-outs also leads to longer payment cycles, since the payment terms in such contracts more often than in capacity/upgrade contracts include retention amounts withheld until acceptance of the complete network or defined parts thereof, which increases our days sales outstanding within accounts receivable. As a consequence, working capital has increased.

Thus it is the increased sales of this type of projects that has lead to the “slower payment pattern”, it was not our intention to say that certain markets as such have different payment patterns.

These contracts are accounted for either as multiple element contracts or construction type contracts, depending on their nature. In cases where acceptance is uncertain, e.g. due to new technology, specific acceptance criteria or other factors, we defer revenue recognition until such uncertainty is resolved.

Contractual Obligations 2005, page 33

4. Please confirm to us that the schedule includes interest payments. If not, revise the schedule to include interest payments.

We have not included interest payments, since it was our interpretation that the contractual obligations for long-term borrowings should only include the principal amounts. We will include also the interest portion as from our 2006 filing.

Consolidated Statements of Cash Flows, page 43

5. We note that you begin your reconciliation of cash flows from operating activities with “Net income attributable to stockholders of the parent company” rather than net profit. Please tell us how your presentation complies with paragraph 18(b) of IAS 7.

IAS 7, paragraph 18 (b) indicates that cash flow from operating activities under the indirect method is determined by adjusting the profit or loss for the period, but does not expressly specify whether this profit or loss is the total amount or the amount attributable to the shareholders of the parent company. Since we have rather insignificant minority interests, most of our financial metrics are directed towards the shareholders of the parent company, we elected to start also the cash flow statement with this item, rather than the full profit amount. Net income attributable to Minority interest is included in “Adjustments to reconcile net income to cash”.

6. Please tell us why its is appropriate under IAS 7 to present the subtotal line items, “Cash flow from operating investing activities” and “Cash flow before financial investing activities”.

Since our “non-financial” investing activities are closely related to our operating activities, we wish to continue to report an item similar to the previous “Cash flow before financing activities” we reported before adopting IFRS, which since long has been a key metric for us and our investors. In IAS 7.51, it is also recognized that information regarding cash flow related to investing in operating capacity is useful. To include these additional line items was to us an effective way of providing this information. Our interpretation of IAS7 is that there is no required format for a cash flow statement, since the examples in appendix A are not a part of the standard. Our format, however, is in line with the example of IAS 7, with the two subtotals above added. The purpose behind this has been to better explain how cash is generated and used.

Since the item “Cash flow from investing activities” includes cash flow items related to short-term financial investments, which is more related to our cash management than to our operating activities, we have split the “Cash flow from investing activities” in two, “operating” and “financial”, and created the subtotal “Cash flow before financial investing activities” as the total of “Cash flow from operating activities” and “Cash flow from operating investing activities”, but before all Financing activities.

7. Please refer to the line item, “Changes in borrowings, current, net.” Confirm to us that these borrowings have maturity periods of three months or less. If not, tell us why it is appropriate to report the cash flows on a net basis under paragraphs 22 and 23 of IAS 7.

Current borrowings do include amounts with maturity periods longer than three months. It was our interpretation of IAS 7 that we could net amounts with maturity periods up to twelve months. However, as we now understand that our interpretation was not correct, we will as from 2006 report on a gross basis for borrowings with maturity periods longer than three months.

C1. Revaluation of Foreign Currency Items in Individual Companies, page 47

8. Please tell us the accounting effects of the hedging of group internal transactions upon the early adoption of the amendment to IAS 39. If you recognized any internal gains/losses, please tell us the amount and the basis for your accounting under IAS 39.

The amendment to IAS 39 regarding Cash Flow Hedge Accounting of Intra group transactions was issued in April 2005 with effective date 2006-01-01. Ericsson adopted the amendment in April 2005 i.e. started, on new hedge transactions, to designate intra-group transactions as hedged items.

The transactions are between a Swedish subsidiary and other subsidiaries with different functional currencies. The Swedish company has its production costs in SEK and sells both internally and externally in different foreign currencies. Consolidated profit or loss is therefore affected by the FX-risk. All internal gains/losses on internal derivatives are eliminated in consolidation. The hedged item is designated as the currency risk in highly probable forecasted internal transactions in accordance with IAS39.80. The amount deferred in the hedge reserve is recycled to P/L when the internal transaction affects consolidated P/L (IAS39.97), i.e. when the external sales take place. The net gain on the external derivatives hedging highly probable forecasted internal sales deferred in the hedge reserve as of December 31, 2005, was 394 MSEK (net of tax).

C1. Revenue Recognition, page 48

9. We note that your progress billing to the customer reflects “the degree of completion of the contract.” Please tell us how this degree of completion relates to your revenue recognition policy. Refer to paragraph 30 of IAS 11.

In our construction type contracts with network operators, billing terms and related progress billing is to a high degree related to specified performance milestones, and revenue is recognized as billed. For contracts where billing does not reflect the stage of completion, revenue recognition is based on milestones achieved as evidenced by our project monitoring and surveying, or, for a minority of the related contracts, the proportion of costs incurred in relation to estimated total contract costs, as prescribed in IAS 11.30 (a).

For construction type contracts, the degree of completion is measured using the milestone output method. Milestones are defined to reflect the degree of completion, based on the requirements stated in IAS 11.30 (b) and (c). Our construction contracts typically include delivery and installation of equipment to a number of sites. There may be hundreds of sites in a mobile network for base stations, bases station controllers, mobile switching centers and other equipment. Billing terms normally allow billing of equipment as delivered and services when installation is performed.

Contracts often include advance payments and/or retention amounts conditional upon acceptance. No revenue is recognized upon billing or receiving of advance payments. Full revenue is recognized upon achieving a stipulated milestone, unless acceptance is uncertain, e.g. due to difficult acceptance criteria, new technology, or other reason, in which case the conditional amount of revenue is deferred until acceptance.

10. We note that your “milestones are normally frequent, and the resulting amount in contract work in process is limited.” In light of this, please tell us why your contract work in progress increased from SEK 7.3 million to SEK 12.8 million in 2005.

The amounts of contract work in process may differ between the years due to our sales mix between products and services, and the share of our sales that is associated with installation and the share of network build-out type contracts vs. capacity/upgrade type contracts. The message in the sentence to which you refer will due to this be clarified in the annual report of 2006. Please refer also to our disclosures on pages 30-31, referred to in your questions 2 and 3, where we discuss our higher proportion of service sales in 2005 compared to 2004 and a strong sales growth involving significant network rollouts, which contributed to the increased amount of contract work in process.

It should also be considered that our comment about frequency of milestones is made in the part of note C1 Significant Accounting Policies where we describe our accounting policy for construction type contracts. In note C14 Inventories we disclose that Contract work in progress includes amounts related to construction type contracts as well as other contracts with ongoing work in progress.

C1. Receivables and Customer Financing, page 51

11. Please tell us the amount of receivables de-recognized in 2004 and 2005. Also, tell us how you accounted for these receivables under FAS 140 and the basis for your accounting. We note that there is no reconciling item in the US GAAP reconciliation.

The amount of receivables derecognized in 2005 was SEK 5 494 million and in 2004 SEK 6 637 million.

We have processes in place to analyze whether or not a transaction to sell receivables fulfils the criteria for de-recognition according to both IAS39.17-23 (IFRS) and FAS140.9 (US GAAP). For IFRS purposes the analysis is made to determine if Ericsson has transferred substantially all risks and rewards. When this is the case, the receivables are derecognized from the balance sheet. Under US GAAP, the analysis is made to determine if control is transferred based on the criteria in paragraph 9 of FAS 140, i.e. that the assets have been isolated from the transferor, the transferee has the ability to pledge the assets and that the transferor does not maintain effective control of the assets. When deemed necessary, the transfer is supported by a legal opinion. Based on the analysis we have come to the conclusion that all transactions met the de-recognition criteria under both IFRS and US GAAP.

C4. Segment Information, page 64

12. In determining your primary segments under IFRS, tell us how you’ve considered your internal organizational and management structure and system of internal financial reporting to the board of directors and chief executive officer. Refer to paragraphs 27, 28, 30 and 33 of IAS 14. Also, tell us how you determined your reportable segments under paragraph 34 of IAS 14.

Ericsson is organized into six operational units:

•	Systems

•	Microwave/Defense

•	Enterprise

•	Mobile Platforms

•	Cables

•	Power Modules

Using IAS 14.9, and considering the factors (a) to (e), these units are determined to be separate reportable business segments. They have different products and production processes, they sell to different types of customers, and they also have different channels of distribution.

All these six operational units report directly to our CEO. (Please refer to enclosed organizational chart in Appendix A). We have financial reporting to our Board and CEO on two levels, (i) by reportable segment and (ii) by business unit within each reportable segment. (Please refer to reporting sample in Appendix B). The first level of reporting is in agreement with IAS 14.27-30, considering our management structure and the nature of risks and returns in each business. In addition, the Board and the CEO also reviews the externally published interim reports and financial statements, with accompanying note disclosures about e.g. sales by region and to our largest markets, which are integrated parts of the overall financial information they receive.

As per IAS 14.36, we aggregate the five smaller units (Microwave, Enterprise, Mobile Platforms, Cables and Power Modules) into one reportable segment, “Other Operations”, since no unit individually represents more than 2 percent of total group sales or income, and since all units aggregated in total represent less than 10 percent of revenue or profit..

The large remaining entity, Systems, is organized into a number of internal functional units (market units, business units and support units – please refer to Appendix A).

Considering IAS 14.34, we have determined that none of the business units within Systems is a separate reportable segment, since they are functional in nature and similar in all the factors listed in IAS 14.9. These four business units serve our customers with one combined offering, resulting in similar risks and returns for all units. They therefore represent one segment. In our opinion they have similar long-term performance and they are similar in the factors c-e listed in paragraph 9. Regarding factor (a) “the nature of products or services” and factor (b) “the nature of the production process”, it is our opinion that these factors in our case must be combined, since our products and services constitute integrated parts of telecom network operators’ infrastructure that are sold to the same customers under contracts including all items, with prices negotiated as a package, delivered and installed together to satisfy specified combined functionality.

IAS 14.28 suggests that the internal format for reporting would also be the best to use for external reporting as the best evidence of the predominant sources of risks and returns. In our case, we believe external segment reporting by our business units would be misleading for three reasons:

•	they have the same customers and their products are sold together under same contracts as components of integrated telecom networks

•	they have a large technical interdependence, using common technology platforms and need to coordinate their product plans to common releases

•	they rely upon common sales channels and common sourcing, supply-, logistics- and support functions, resulting in a large share of allocated costs

The internal reporting by business unit within Systems is a necessary internal financial control tool for product management purposes but would for external reporting purposes, in our opinion,

risk to mislead external users, since it might give the impression that these units are self-sustaining businesses that can be looked upon as relatively independent “portfolio elements”, with different sources of risks and returns, which they are not due to their significant interdependence.

In addition, we are partners in a 50/50 joint venture with SONY Corporation regarding mobile phones, Sony Ericsson Mobile Communications. This joint venture is accounted for using the equity method. Due to its operational nature and considering the factors of IAS 14.9, we treat this as a separate reportable segment, “Phones”.

We continuously review our segment reporting due to changes in our organization and/or business structure.

13. So that we may better understand your response, please provide us the following information:

•	A chart of your organizational structure. In particular, we note from your web site that your business unit consists of Access, Systems, Global Services, Transmission and Transport Networks.

The Systems segment has a functional organization, with business units responsible for product management and development, market units responsible for sales and service delivery, a research function responsible for common technology and several common support functions for sourcing, supply and logistics, test equipment provisioning, and IT support. Please refer to Appendix A.

The head of each business unit reports to the segment manager, our CEO, and is not as independent as a segment manager would be expected to be. There are only certain types of decisions that the head of a business unit may address, such as product development plans and technical solutions on a sub-system level, production plans and issues such as technical and economic product performance, sales support and delivery precision.

The group functions “Strategy and Product Management” and “Sales & Marketing” largely function also as segment management functions for the Systems segment, defining and coordinating product road maps and strategies and developing common sales and marketing plans for Access, Systems, Transmission and Global Services. The economic performance of the segment as a whole is the overriding decision criterion for Systems’ management. Financial information on business unit level serves as an analytical tool to support unit decisions within boundaries defined in common segment strategies and plans.

The overall product planning needs to take place on the Systems segment level, since all units together need to address technology shifts, standardization issues, the timing of releases of new system generations or end-to-end solutions to be offered to customers. This is due to that we deliver systems and solutions that are integrated, and where all components must work together. The units have rather few unit-specific assets. They share common resources for research and development, test equipment and development tools such as software applications for development, testing, project management, product documentation and documentation standardization.

•	A representative set of financial reports in 2005 for a quarter and the full year as provided to the CEO and the Board of Directors.

Please see Appendix B.

14. Supplementally provide us a quantitative analysis of the similarities in risks and returns, as well as the long-term economic performance, of major product groups identified in the reports. Refer to paragraphs 9, 11, 13 and 15 of IAS 14. In this regard, we note dissimilarities in the major product groups within Systems in terms of market penetration and dispersion, margins, customers and underlying technologies. See pages 30 and 125-127. For instance,

a.	Higher proportion of service sales lowered gross margins.

b.	Mobile network products account for 30% of the addressable market (i.e., open nonproprietary standards),

c.	Fixed networks account for 10% of the global market share of the installed base, servicing mainly network operations in Latin America and Europe;

d.	Global services account for almost one-third of Systems net sales and involved global service professionals in 140 countries.

On pages 125-127 we describe the Systems segment in broad market terms of mobile networks, fixed networks and professional services. On the following pages, we describe our organization within Systems in terms of business units and market units. These are two different views of the Systems business. Segment Systems sells its products to operators of mobile and fixed public telecommunications networks. Most customers operate both types of networks, and most customers buy products from all business units. Our products are components of integrated systems, where our services also are important elements for installation and integration of systems delivered as well as subsequent service and support.

Our products are based on different types of technology that are to large extents common across the markets mobile and fixed networks and professional services:

	Mobile	Fixed	Prof. Svcs
Switching	x	x	x

Radio	x		x

Transmission	x	x	x

In addition, from a technological perspective there is a complex pattern of inter-dependence between the business units, e.g.:

•	between radio access and mobile core products, mainly through different types of common technology platforms

•	between mobile core products and fixed network products

•	between radio access, fixed network core and broadband access and transmission.

Since a number of years, telecommunications networks and other types of networks have been subject to restructuring. Specialized services as voice, data, TV and other types of contents are now being supplied in converged types of telecommunication networks based on internet protocol (IP) technology.

Previous pure telecommunications networks that were handling voice in different structures for mobile and fixed customers are now subject to convergence to include also other types of services and restructured from “vertical” to “horizontal” architecture into access/core/service layers, where core and service layers to a large extent are common for mobile and fixed networks.

This, and our ambition to be the prime supplier to operators of converged solutions, is why our business units are so integrated that they should be treated as belonging to one single segment.

A major factor in the development of products for mobile as well as fixed networks is the move to all-IP (Internet Protocol) layered networks. One implication is an increased shared technology content in products for, for example, mobile and fixed networks. Another is an increasing convergence between mobile and fixed networks also for our customers. As a result it has become increasingly difficult to see the border line between products and development activities based on whether the products are intended for mobile or fixed networks.

We do not track the financial performance in terms of mobile and fixed networks or professional services beyond sales revenue, which we report externally more as an illustration to describe the overall market. Our business units and their technologies are interdependent across these three market segments as described above.

When applying the factors of IAS 14.9, we have made the following considerations:

(a) and (b): The customer orders products that are technically interdependent and which he expects will function together as integrated elements of his network. A customer may use multiple vendors to apply price pressure, but in such circumstances he normally separates the vendors to different geographical areas to ensure functionality, warranty and responsibility from each vendor.

A major characteristic for Ericsson’s Systems segment is that we position ourselves as solutions providers of “end-to-end” solutions, covering all aspects - both access and core parts - of the operator’s network, including the current technology trend of converging fixed and mobile telecommunications. In this regard, the Global Services unit is also an integrated and vital element, since the installation and integration of our systems solutions often involve considerable customization work, similar to development. Also, in the service relation Global Services staff often act as a sales channel for the other units, proposing solutions, identifying needs or responding to customer requests in addition to ordered solutions. This often results in product sales that are not attributed to Global Services.

Implementation projects are normally organized towards the customer order and do not distinguish in project management or otherwise between Access, Systems or Transmission products. We often have acceptance conditions in contracts where customer acceptance is required for parts of networks including products and services from all units.

(c), our relations with most of our Systems segment customers are long-standing and normally last for decades, for some customers even several decades. We normally work within customer frame agreements valid for 1-3 years that cover products and services from the whole segment Systems. All major customers order products and services from all business units.

The contract with the respective customer is normally one common for all business units, with the same terms and conditions for delivery, payments and warranty or penalties for non-performance or volume rebates or other discounts applicable to all business units. The customers view Ericsson and the market unit representative as “the supplier” and do not perceive or recognize any business unit as a separate vendor.

(d) All Systems’ business units sell their products and services to the same customers using the same sales channel, System’s own market units, as well as common logistics, installation and integration resources.

(e) our customers all work in a similar regulated public telecommunications environment and Systems as a vendor works in a technological environment including common standards developed in industry-wide standardization bodies and with extensive technological inter-dependence across our products and business units, as well as common cross-licensing agreements with third parties giving access to the necessary technologies.

We have a financial model that permits reporting of sales and gross margins by product and customer, which also allows aggregation to country and region as well as product area and business unit. We use different views for different analytical purposes, e.g. a market unit (MU) or customer perspective, where we look at the gross margin and direct selling and administrative expenses for the MU or customer and a resulting MU contribution, and a BU perspective, where we look at the gross margin and direct costs for product management, development and administration, resulting in a BU contribution.

In order to evaluate if the level of the BU or MU contribution is sufficient to generate a targeted overall operating margin, we also allocate certain common costs in both perspectives, irrespective of that they are indirect and a MU or BU manager has less influence on them. These allocated amounts are substantial. In addition, there are several cost items that we have elected not to allocate which are only reported on a segment level.

A quantitative analysis demonstrates similarities in risks and returns:

•	Market and customer:

During 2005, all four units were included in sales to all our top 50 customers (Transmission to 80%): the aggregated spread was Systems 27%, Access 40%, Services 27% and Transmission 6%, with some variation of mix between individual customers. The pattern was similar for previous years, with all products represented to most customers.

A very important aspect is also the common customer base and the common sales channels, our market units. For any of the business units to establish a sales channel of its own with the coverage and customer base available to the combined segment would be very difficult and expensive.

•	Gross and operating margins:

The gross margins are different (~25% points) between the Global Services unit and the product units, as a result of the different level of research and development (R&D), where the product units need to charge higher sales prices to cover their higher R&D, and of the difference in software content . This is leveled out on an operating margin level, where Global Services’ lower operating expenses compensate for the lower gross margin. There are certain differences in gross margins between the product units as well (+/-10% points), which is a reflection of their different detailed product mixes of hardware and software components, where Systems has the highest gross margin and also the largest share of software, which is also largely offset in the operating margin by their higher R&D expenses.

As indicated above, a substantial portion of costs are allocated across the business units when arriving at the operating margin.

A somewhat (~10% points) lower operating margin for Global Services is a reflection of the slightly lower risk and volatility, since they need not invest in R&D on a similar long-term basis as the product units. Their investment is more in the areas of competence and methods. This margin differential however does not justify separation of Global Services to a separate segment, due to the overall commonality with the other units regarding customers, contracts, sales channels and technology.

C6. Expenses by Nature, page 68

15 Please tell us how this disclosure complies with paragraph 93 of IAS 1. We note that you have not separately disclosed expenses related to the purchase of materials, capitalized expenses and impairments.

In IAS 1 paragraph 93, a company applying the functional analysis, as we do, is required to disclose additional information about the nature of expenses. We disclosed the two required significant items, employee expenses and depreciation/amortization. We had no impairment charges to disclose. Regarding capitalized expenses, this disclosure is provided separately in note C11, which we believe is more appropriate, since capitalized costs are a mix of expenses of different nature directly attributed to the development process: purchased R&D expenses from consultants working in our projects, internally generated costs charged to projects based on hourly rates for design engineers including e.g. employee costs, costs for facilities, and depreciation of equipment. We intend to enhance our disclosure of expenses by nature in the future to include also purchased materials and services as well as amounts related to any impairment. This we will do as from 2006.

C11. Intangible Assets, page 72

16. Please refer to footnote 3. Tell us why the fair values of the shares were not based on their market price on the investment date. It is unclear to us why the market price was reduced by the net present value of the dividend expectations during the three-year vesting period.

In this answer we refer to note 29, the table “Plan 2005 (million shares)” under the headline “Shares for all Long-Term Incentive Plans”, on page 108. The employees at Ericsson are not entitled to receive dividends on the matching shares during the vesting period. This factor has been taken into account when estimating the fair value of the shares granted, i.e. the fair value is slightly lower than the market price on the investment date, as prescribed in IFRS 2, appendix B, item B3: “For example, if the employee is not entitled to receive dividends during the vesting period, this factor shall be taken into account when estimating the fair value of the shares granted”.

17. Please tell us how you concluded that the Systems segment is a cash generation unit that constitutes the smallest identifiable group of assets with largely independent cash flows. Refer to paragraphs 68, 69, 77 and 102 of IAS 36.

As described in paragraph 68: “an asset’s cash generating unit is the smallest group of assets that include the asset and generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets”. In line with this definition we have one cash generating unit for goodwill due to that the major part of the recognized goodwill is related to acquisitions of IP-competence and know-how to be able to develop and integrate such systems solutions as well as to demonstrate high competence within the area in order for us to in a trustworthy manner discuss future strategies with our large key customers. As further described below, our IP-competence is integrated into other products and services and we have not defined separate prices for this.

Segment Systems sells telecom equipment and systems, installation and other services.

IP-technology is today being implemented in fixed, mobile and converged networks, and know-how is needed for development as well as for management and maintenance and support of these networks, and therefore this technology increasingly constitutes a base technology for the major part of Systems’ products and services.

Since IP-technology is an integrated part of the products, we do not separately define the prices or invoice the customers for this technology. Therefore independent cash flows are not identifiable related to IP-competence, which is also commented under question 12. Our conclusion is that in relation to the present goodwill, the segment Systems constitutes one cash generating unit, since payments related to different groups of products and application of technology related to IP-competence within Systems to a great extent are dependent on each other.

18. We note that you track the results of operations for each of mobile networks, fixed networks and services. Please tell us if you also prepare separate and discrete cash flow projections/budgets and forecasts for each, for comparison with actual operating results. Based on your response, tell us your basis for not separately accounting for each as a cash generation unit. Refer to paragraphs 69-71 of IAS 36.

We do not track operational results for mobile networks, fixed networks and services. The report format you refer to is just a report of how our sales to different types of communication networks are distributed, which we believe to be of interest to understand the market and how we are positioned. Sales to these network types are generated by several of our product business units, e.g. by business units Access, Systems and Global Services for mobile networks and Systems, Transmission & Transport and Global Services for fixed networks.

We do not prepare discrete cash flow projections or budgets for mobile networks, fixed networks and services. And, as described above, the products are normally sold and installed together, as integrated parts of a network, under same contracts to the same customer, and cash flow is therefore so inter-dependent between the products that separation would not be meaningful.

19. Please disclose the information required in paragraph 55 of IAS 31 with respect to your joint venture with Sony. Additionally, tell us your consideration of paragraph 54, for disclosure of contingent liabilities, otherwise not included in the SEK 58 million reported herein.

We did not have any commitments as mentioned in the paragraph. We do not have any amounts to disclose in relation to paragraph 54 (a) and (c) and have disclosed according to paragraph 54 (b), being the amount of SEK 58 Million stated in the Annual report 2005 in note C13 “Share of assets, liabilities and income in Joint venture Sony Ericsson Mobile Communications” are our part of Sony Ericsson’s contingent liabilities towards external parties.

C17. Stockholders Equity, page 78

20. We note herein and the cover page of your Form 20-F that you have three classes of capital stock: Class A, Class B and Class C shares, some which are held in treasury. Please revise your filing to include the disclosures required for each class of share capital. Refer to paragraphs 76(a) and (b) of IAS 1.

The information about share capital was in 2005 included in the note P14 Stockholders’ equity for the parent company in the Annual Report, but by oversight not in the 20-F. In 2006, this information will also be included in the consolidated note Stockholders’ equity.

However, we had no Class C shares outstanding or held in treasury, as all such shares had been converted to Class B shares. We will exclude information about C shares on cover page and in Share information as from 2006.

C18. Post-employment Benefits, page 80

21. Absent the information from Alecta, you accounted for the collective family pension part as a defined contribution plan. Please tell us if you have a related contractual agreement that determined how a surplus would be distributed or a deficit funded. Refer to paragraphs 30(c) and 32A of IAS 19. Additionally, tell us what is meant by the “collective consolidation level at Alecta”.

There is no contractual arrangement with Alecta that defines how a potential surplus shall be distributed or how a potential deficit shall be funded.

The collective consolidation level at Alecta is calculated as the market value on Alecta’s asset portfolio in relation to Alecta’s insurance obligations according to actuarial assumptions set by Alecta.

C21. Estimated Net Exposures by Certain Major Currencies, page 89

22. We note your statement that the negative market value (of outstanding foreign exchange derivatives) is “partly deferred in hedge reserve.” Citing your basis in the accounting literature, please tell us and disclose which foreign exchange derivative transactions are accorded partial deferral versus immediate recognition in profit and loss. Additionally, tell us how the Hedge Reserve schedule on this page relates to the Hedge Reserve column on page 79.

According to IAS39.74 there is normally only single fair value measure for a hedging instrument in its entirety. There are however two exceptions, one is to separate the interest element and the spot price of a forward contract (IAS39.74b, FAS133.63c).

The hedged risk in the Company’s cash flow hedges of forecasted transactions are defined as: Changes in the cash flows due to changes in the FX spot-rates.

The company has therefore only designated the spot price component of the forwards as part of the hedge relationship. It is therefore only the change in fair value of the derivative related to changes in spot rate that is deferred in the hedge reserve in equity. The fair value changes related to the interest element is recognized in profit and loss.

The hedge reserve table in note C21 is presented pre-tax (tax rate 28%), whilst the hedge reserve column in note C17 is presented net of tax.

Hedge Reserve Reconciliation	C21 – hedge reserve	Tax rate	Deferred tax	C17 - Hedge Reserve
January 1, 2005	1,6	28%	0,45	1,15
Revaluation of derivatives	- 4,0	28%	-1,12	-2,88
Released to profit and loss	1,4	28%	0,39	-1,01

December 31, 2005	-1,0		-0,28	-0,72

C32. Goodwill, page 112

23. Please tell us and disclose the difference between “cash-generating unit” under IFRS and “reporting unit” under US GAAP. We note your disclosure that the impairment test under FAS 142 is similar to IFRS 3.

A “cash-generating unit” under IFRS is defined as the smallest identifiable group of assets that includes the asset subject to impairment test and which generates cash inflows that are largely independent of the cash inflows from other groups of assets, while a “reporting unit” under US GAAP is a component of an operating segment, if the component constitutes a business for which discrete financial information is available and the results of the component are regularly reviewed by segment management. Our conclusion is that the cash generating unit to which goodwill in Systems is allocated is the whole segment Systems, as the goodwill substantially is related to the acquisition of IP-know-how, which is of benefit and use for all business units in Systems. Since IP-technology is an integrated part of the products, we do not separately define prices or invoice the customers for this technology. Therefore independent cash flows are not identifiable related to IP-competence. Further, we note that for impairment testing purposes, a cash-generating unit or group of cash generating units to which goodwill is allocated must represent the lowest level at which goodwill is monitored and must not be larger than a segment. With a different kind of goodwill, we might have been able to identify a smaller cash generating unit within Systems. See also our comments in our answer to question 17.

Systems is in our interpretation also a reporting unit under US GAAP, since there is not a level or unit below Systems that constitutes a “business”. According to EITF 98-3 paragraph 6, “A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. There is no level or unit below Systems which is self-sustaining in these three areas. It should also be considered that it is only at level Systems there are functions necessary for to provide products or services to customers. At Systems level we have:

•	a global sales and services organization with decades of customer relationship-building

•	access to common Ericsson technology as well as 3rd party technology through common cross-licensing agreements

•	common sourcing, manufacturing and logistics organizations

•	an end-to-end product offering and know-how and a strong common brand

The individual business units aggregated to the reported segment Other Operations each constitute a reporting unit. No goodwill was related to any of these units.

Sincerely yours,

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ ROLAND HAGMAN
Roland Hagman
Telefonaktiebolaget LM Ericsson
Vice president
Group Function Financial Control

Appendix A 2006-12-13 1 Segment organization Group Functions CEO Other Operations Systems Phones Microwave Cables Enterprise Power Modules Mobile Platforms

Appendix A 2006-12-13 2
Segment Systems
Head of Systems
(CEO)
APAC
L. America
N. America
CEMA
EMEA
Transm.
Systems
Services
Access
Supply
Sourcing
Test Eq.
Research
IT
Product & Solution
Management
& Development
Sales &
Service resources
in 24 MUs i 5 regions
Common support
functions
BU Support MU

Appendix B 2006-01-17 1
Income Statements by Segment -
Year-to-Date
(SEK m)
TOTAL GROUP
0512A 0412A* Var %
Orders Booked
Net Sales
Gross Margin
Gross Margin %
Operating Revenues
Operating Expenses
Operating Income
Operating margin %
Segment Systems Other Operations Sony-Ericsson
0512A 0412A* Var % 0512A 0412A* Var % 0512A 0412A* Var %
Orders Booked
Net Sales
Gross Margin
Gross Margin %
Operating Revenues
Operating Expenses
Operating Income
Operating margin %

Appendix B 2006-01-17 2
External Systems –
Year-to-Date
(SEK m)
BUSY - Systems BUAC - Access BUGS - Global Services
0512A 0412A* Var % 0512A 0412A* Var % 0512A 0412A* Var %
Orders Booked
Net Sales
Gross Margin
Gross Margin %
Operating Revenues
Operating Expenses
Operating Income
Operating margin %
BTTN - Transmission/Transp BMOC - CDMA Systems TOTAL SEGMENT SYSTEMS
0512A 0412A* Var % 0512A 0412A* Var % 0512A 0412A* Var %
Orders Booked
Net Sales
Gross Margin
Gross Margin %
Operating Revenues
Operating Expenses
Operating Income
Operating margin %

Appendix B 2006-01-17 3
Other Operations –
Year-to-Date
(SEK m)
OE - ERICSSON ENTERPRISE OM - DEFENSE OC - CABLES
0512A 0412A* Var % 0512A 0412A* Var % 0512A 0412A* Var %
Orders Booked
Net Sales
Gross Margin
Gross Margin %
Operating Revenues
Operating Expenses
Operating Income
Operating margin %
BMTP - Ericsson Mob. Platf. BPOW - Power Modules TOTAL OTHER OPERATIONS
0512A 0412A* Var % 0512A 0412A* Var % 0512A 0412A* Var %
Orders Booked
Net Sales
Gross Margin
Gross Margin %
Operating Revenues
Operating Expenses
Operating Income
Operating margin %